                                                                             Exhibit 21

Subsidiaries

The following is a list of subsidiaries of Stanley Furniture Company, Inc. as of December 31, 2005:

Jurisdiction
Name of Subsidiary	of Organization

Stanley Furniture of Martinsville, LLC	Virginia

Stanley Furniture of Stanleytown, LLC	Virginia

Stanley Furniture of Lexington, LLC	North Carolina

Stanley Furniture of Robbinsville, LLC	North Carolina